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Deutsche Bank Executive Fund Tracker - US Residents
Plan Documentation - Plan Rules

1. Purpose The purpose of the Deutsche Bank Executive Fund Tracker (EFT) for U.S. Residents (Cash Bonus Deferral Plan) (formerly the Deutsche Bank Americas Holding Corp. Deferred Compensation Plan) (the "Plan") is to provide a select group of management and highly compensated employees of Deutsche Bank Americas Holding Corp., a Delaware Corporation ("DBA") and its U.S. affiliates (together with DBA, the "Company") the opportunity to elect to defer receipt of a specified portion of their Actual Cash Bonuses and to have such Deferred Amounts increased or decreased to reflect the gains and losses referenced to one or more of the notional investment options designated by the Investment Committee.

2. Definitions The following terms, when capitalized in the Plan, shall have the meanings set forth below:

a. "Actual Cash Bonus" means the Actual Discretionary Bonus, the Actual Formula Bonus, or a combination thereof, but does not mean the Bonus Guarantee.

b. "Actual Discretionary Bonus" means the cash portion of an employee's annual incentive compensation (bonus) payments to be paid to the employee as part of the Company's annual discretionary bonus scheme, generally payable during the calendar quarter after the calendar year-end to which the bonus relates.

c. "Actual Formula Bonus" means the cash portion of an employee's bonus payments to be paid to the employee as part of the Company's formula bonus scheme, generally payable during the calendar quarter after the calendar year-end to which the bonus relates.

d. "Actual Total Incentive" means an employee's Actual Cash Bonus plus any equity awards designated by DBA as components of the employee's total incentive and retention compensation to be awarded to the employee as part of the Company's total discretionary incentive and retention compensation schemes (including DB Global Partnership Plan awards, DB Share Scheme awards, and Restricted Equity Units), generally awarded during the first calendar quarter after the calendar year-end to which such compensation relates, plus any Commissions earned by the employee during the applicable calendar year.

e. "Annual Installments" means an amount equal to "(1/A) x B," where "A" equals the number of installments remaining to be made (including the installment with respect to the calculation being made) and "B" equals the Deferral Account balance as of the date the amount of such installment is determined. For example, if a Participant elects a five-year installment option, he or she would receive a first installment equal to 1/5 of the account balance on the first installment date, 1/4 of the Deferral Account balance one year later, 1/3 and 1/2 a year and two years after that, respectively, and the remaining account balance on the fourth anniversary of the distribution date.

f. "Beneficiary" means any person (which may include trusts and is not limited to one person) who has been designated by the Participant in his or her most recent written beneficiary designation filed with the Governance Committee to receive the benefits specified under the

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      Plan in the event of the Participant's death. If no Beneficiary has been designated who survives the Participant's death, then Beneficiary means the Participant's estate.

g. "Governance Committee" means the Non-Qualified Plan Governance Committee or such other person(s) as the Executive Committee may designate.

h. "Bonus Guarantee" means the guaranteed total incentive bonus to be paid as part of the Company's bonus scheme, generally payable during the calendar quarter after the calendar year end to which the bonus relates.

i. "Bonus Payment Date" means the date each year on which Actual Cash Bonuses are paid.

j. "Business Day" means a day on which the New York Stock Exchange is open for trading.

k. "Cause" means, in respect to the termination of the Participant's employment by the Company: (i) any act or series of acts or omissions that, when taken together or alone, constitute a material breach of a Participant's terms and conditions of employment; (ii) the conviction of a Participant by a competent court of law for any crime (other than minor motoring offences or offences of a similar nature that do not materially affect the business or reputation of the Company); (iii) unlawful, unethical or illegal conduct or other misconduct by a Participant in connection with the performance of the Participant's duties as an employee of the Company; (iv) conduct by a Participant that violates the terms of the Company's Code of Professional Conduct or any of the Company's general personnel policies applicable to the Participant; (v) knowing failure or refusal by the Participant to carry out specific lawful instructions from the Company relating to material matters or duties within the scope of the Participant's responsibilities to the Company; (vi) commission by a Participant of any act involving dishonesty, fraud, misrepresentation, or breach of trust; or (vii) the issue of any order or the commencement of any enforcement action against a Participant (or against the Company as a result of the Participant's act or failure to act) by any regulatory body with authority over the conduct of business by the Company that materially impairs (A) the financial condition or business reputation of the Company or (B) the Participant's ability to perform his or her assigned duties.

l. "Change in Control" means a change in the control of either Deutsche Bank AG or DBA which shall occur if, by one or a series of transactions or events, a third party or a group of third parties acting together (directly or indirectly) either: (i) acquires more than 50 percent of the issued share capital of Deutsche Bank AG or DBA and/or becomes entitled to exercise more than 50 percent of the voting rights attributable to the issued share capital of Deutsche Bank AG, or DBA (ii) acquires control of the stock, the Board of Directors of Deutsche Bank AG and DBA or a substantial portion of the assets of any division within the Deutsche Bank AG or DBA for which the Participant is then performing a substantial portion of his or her work. The Governance Committee will determine, at its sole discretion, whether or not a Change in Control has occurred in accordance with this definition.

m. "Commissions" means the cash commission payments actually received by investment representatives of the Company on a monthly basis, but does not include Guaranteed Commissions.



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n.   "Commission Payment Date" means the date on which Commissions are paid.

o. "Committee" means the Executive Committee, the Governance Committee and the Investment Committee.

p.   "Company" shall have the meaning provided in Section 1 above.

q.   "DBA" shall have the meaning provided in Section 1 above.

r. "Deferral Account" means a bookkeeping account established and maintained by the Company to reflect (i) Deferral Elections made by a Participant pursuant to this Plan (as described in Section 6(a)) and (ii) notional investment returns (whether positive or negative) on such Deferred Amounts and may be divided into sub-accounts. Deferral Accounts shall be maintained solely as bookkeeping entries by the Company to evidence unfunded obligations of the Company. Deferred Amounts will not be invested in any of the notional investment options, such options will only be used as devices for measuring the value of Deferral Accounts.

s.   "Deferred Amount" shall have the meaning provided in Section 5(b)(ii).

t. "Deferral Election" means a Participant's election to defer a portion of his or her Actual Cash Bonus and/or Commissions, as the case may be, that would otherwise be payable by the Company on the Bonus Payment Date or Commission Payment Date applicable to such Actual Cash Bonus or Commissions, as the case may be, or, under certain circumstances as determined in the sole discretion of the Governance Committee, elections to defer other compensation.

u.   "Deferral Election Date" shall have the meaning provided in Section 5(c).

v.   "Deferred Amount" shall have the meaning provided in Section 5(b)(ii).

w. "Disability" means a condition that would qualify a Participant to receive benefits under the DBA Long-Term Disability Plan or any successor plan thereto.

x. "Election Form" means the form (which may be in electronic format) that is provided to Participants by the Governance Committee and that must be completed to create a valid Deferral Election under the Plan.

y. "Election Year" means (i) in the case of the Actual Cash Bonus, the calendar year with respect to which an Actual Cash Bonus that is the subject of a Participant's Deferral Election is earned and (ii) in the case of Commissions, the calendar year immediately preceding the calendar year in which Commissions that are the subject of a Participant's Deferral Election are earned.

z.   "Executive Committee" means the Executive Committee of DBA.


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aa.  "Guaranteed Commissions" means any commissions payable to an employee that were guaranteed to be paid by the Company prior to the period with respect to which they were earned.

bb. "Investment Committee" means the committee appointed by the Executive Committee to carry out the responsibilities set forth in Section 6(d).

cc. "Participant" means any United States employee of the Company who meets the eligibility requirements of Section 4 and who makes a valid and timely Deferral Election.

dd. "Payroll Date" means any day on which a majority of the employees of the Company receive paychecks from the Company.

ee.  "Plan" shall have the meaning provided in Section 1 above.

ff. "Plan Communication" shall have the meaning provided in paragraph "jj" below.

gg. "Retirement" means a Participant's Termination of Employment on or after the Participant's attainment of (i) age 55 and completion of at least 5 years of service with the Company if such Participant was hired prior to January 1, 1998, (ii) age 55 and completion of at least 10 years of service with the Company if such Participant was hired after December 31, 1997, or
     (iii) age 50 and completion of at least 10 years of service with the Company if such Participant's Termination of Employment is involuntary and other than for Cause.

hh. "Termination of Employment" means a termination of employment with the Company.

ii.  "Unforeseen Hardship" shall have the meaning provided in Section 7(c).

jj. "Valuation Date" means the date on which a Deferral Account shall be valued for purposes of reallocation or distribution. The actual Valuation Date for each investment option will be determined in accordance with the investment option materials in respect of each relevant investment option or other communications or documents approved by the Governance Committee and distributed or made available to the Participants (each a "Plan Communication").

3. Administration

a. Generally The Committee shall administer the Plan and shall have all powers necessary to accomplish such administration, including without limitation, the power to specify rules, interpret the Plan and all documents related to the Plan, make determinations necessary or advisable for the administration of the Plan and create forms (including Election Forms) and instructions thereto. The Committee may require any person, as a condition to receiving any benefits under the Plan, to furnish such information to the Committee as it may reasonably deem necessary for the purpose of properly administering the Plan. Any actions or determinations of the Committee with respect to the Plan shall be conclusive and binding upon all persons interested in the Plan, except that no action or determination of the Governance Committee or the Investment Committee shall be binding upon the Executive Committee unless the Executive Committee consents thereto. The Committee may appoint


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     agents and delegate thereto such powers and duties of the Committee in connection with the administration of the Plan as the Committee may from time to time deem appropriate and any reference to the applicable committee shall include any such delegatee.

b. Limitation of Liability Each member of the Committee, as well as any individual to whom the Committee may delegate any authority under the Plan, shall be entitled, in good faith, to rely and act upon any report or other information furnished to him or her by any officer or other employee of the Company, the Company's independent certified public accountants, or any executive compensation consultant, legal counsel or other professional retained by the Company to assist in the administration of the Plan. Neither any member of the Committee nor any individual acting on behalf of the Committee shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and such persons shall, to the fullest extent permitted by law, be indemnified and protected by the Company with respect to any such action, determination or interpretation.

4. Participation

a. A Director or Managing Director ("employee") of the Company shall be eligible to become a Participant in the Plan if: (i) with respect to an Election Year, the employee has a reasonable expectation that the sum of the following will equal or exceed $350,000: (A) annualized base salary from the Company in effect as of the date on which his or her Election Form is required to be filed, (B) Commissions earned from the Company in the Election Year and (C) Actual Total Incentive or actual guaranteed total incentive earned in the calendar year preceding such Election Year and, awarded or paid in the Election Year; (ii) with respect to the two calendar years preceding the Election Year, the employee had individual income that equaled or exceeded $350,000; and (iii) with respect to the calendar year following the Election Year, the employee has a reasonable expectation of individual income that will equal or exceed $350,000. An employee of the Company whose employment with the Company started between November 1 of the year preceding such Election Year and May 31 in the Election Year shall be eligible to become a Participant in the Plan if: (i) with respect to an Election Year, the employee has a reasonable expectation that the sum of the following will equal or exceed $350,000: (A) Annualized base salary from the Company in effect as of the date on which his or her Election Form is required to be filed, and (B) Actual guaranteed Actual Total Incentive to be awarded or paid in the year following such Election Year; and (ii) with respect to the two calendar years preceding the Election Year, the employee had individual income that equaled or exceeded $350,000. The Governance Committee may impose additional qualification requirements or conditions as it deems appropriate in its sole discretion. Unless otherwise provided in a governing employment agreement or as otherwise determined by the Governance Committee, an eligible employee as described in this Section 4(a) shall cease eligibility under the Plan while employed under a secondment arrangement with respect to the period of secondment. All eligible employees shall only be permitted to make deferral elections with respect to U.S. source income.

b. Participation in the Plan is entirely voluntary. The Governance Committee shall notify each eligible employee of his or her eligibility to participate in the Plan not later than 30 days (or such lesser period as may be practicable in the circumstances) prior to the Deferral Election Date for an Election Year.

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c.   If a Participant ceases to meet the eligibility requirements described in
     Section 4(a) above, such Participant shall continue to be treated as a Participant with respect to any existing Deferral Account balance in his or her name for as long as such balance is maintained in accordance with the terms of the Plan, but shall not be permitted to make any additional Deferral Elections under the Plan.

5. Deferral Elections

a. General Rule

i. Any employee of the Company who meets the eligibility requirements provided in Section 4 above may elect to defer up to 90% of his or her Actual Cash Bonus and, if applicable, up to 90% of his or her Commissions, in each case in respect of an Election Year, provided, however, that in addition to the foregoing 90% limitation, amounts comprising an employee's Actual Cash Bonus or Commissions may be subject to additional terms, conditions and limitations on its deferability imposed by (i) the Company bonus plans and programs pursuant to which it is awarded, and/or (ii) the Governance Committee. Any such additional terms, conditions or limitations, if imposed by the Governance Committee, shall be set forth on the Election Form or in rules or instructions relating to the Plan or Election Form, published by the Governance Committee. Notwithstanding the foregoing, the Governance Committee may, in its sole discretion, permit eligible employees to defer other compensation under the terms and conditions determined by the Governance Committee in its sole discretion.

ii. Employees of the Company shall not be permitted to defer any component of their compensation under the Plan (including without limitation, severance payments) except as explicitly set forth in Section 5(a)(i) above.

b. Election Form Each employee of the Company who wishes to make a Deferral Election under the Plan must complete and submit a valid Election Form to the Governance Committee on or prior to the Deferral Election Date (which may be distributed and submitted electronically). For each Election Year, Participants will generally be given separate Election Forms with respect to the deferral of Actual Cash Bonuses and Commissions. With respect to Deferral Elections relating to Election Years prior to 2003, except as otherwise provided herein, no Deferral Account distributions shall be made prior to the third anniversary of the Bonus Payment Date or Commission Payment Date, as applicable, on which the Participant's Actual Cash Bonus or Commission would otherwise have been paid absent a Deferral Election. With respect to Deferral Elections relating to 2003 Election Year and thereafter, except as otherwise provided herein, in respect of the Actual Cash Bonus, no Deferral Account distributions shall be made prior to the first anniversary of the Bonus Payment Date on which the Participant's Actual Cash Bonus would otherwise have been paid absent a Deferral Election and, in respect of the Commissions, no Deferral Account distributions shall be made prior to the first anniversary of the last Commission Payment Date to which such Deferral Election relates. All distributions shall occur on Payroll Dates occurring within a reasonable time (not to exceed 45 days) after the Valuation Date(s) pertaining to such distributions, as provided below. Each Election Form shall contain all of the following information and any additional information deemed necessary or desirable by the Governance Committee:




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i.   The name of each Company plan or program under which any portion of an employee's Actual Cash Bonus or Commissions may become payable and the Election Year or other period to which each such portion relates;

ii. In respect of (A) the Actual Cash Bonus, either (i) the percentage of the employee's Actual Cash Bonus to be deferred or (ii) the dollar amount of the employee's Actual Cash Bonus to be deferred (the "Deferred Amount"), in either case, including the portion to be derived from each particular plan or arrangement listed above, and, (B) Commissions, the percentage of the employee's Commissions to be deferred; provided, that in no case shall the aggregate Deferred Amount pursuant to (A) and (B) of this paragraph exceed 90% of the Participant's Actual Cash Bonus and Commissions for the relevant Election Year (notwithstanding any dollar amount specified by the Participant);

iii. The distribution schedule (specifying the month and year(s)) applicable to the Deferral Account in the event that the Participant remains employed with the Company, incurs a Termination of Employment as a result of Retirement, or voluntarily resigns, which distribution schedule shall be either: (A) a single lump-sum payment made on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) on or immediately following the designated distribution date, or (B) up to 20 Annual Installments commencing on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) on or immediately following the designated distribution date; provided, that the timing and number of actual distributions shall be subject to the specific terms detailed in the materials describing each notional investment option or Plan Communication;

iv. The distribution schedule (specifying the month and year(s)) applicable in the event of the Participant's Termination of Employment by the Company without Cause, which shall supersede the distribution schedule designated in Section 5(b)(iii) above, and shall be either (A) a single lump-sum payment made on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) immediately following any such Termination of Employment, or (B) up to 20 Annual Installments commencing on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) immediately following any such Termination of Employment; provided, that the timing and number of actual distributions shall be subject to the specific terms detailed in the materials describing each notional investment option or Plan Communication. If a Participant does not make an election pursuant to this Section 5(b)(iv), any distribution(s) that would otherwise be subject to such an election shall be distributed in accordance with the Participant's election pursuant to
     Section 5(b)(iii);

v. The distribution schedule (specifying the month and year(s)) applicable in the event of the Participant's Termination of Employment due to the Participant's Disability, which shall supersede the distribution schedule designated in Section 5(b)(iii) above, and shall be either (A) a single lump-sum payment made on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) immediately following any such Termination of Employment, or (B) up to 20 Annual Installments commencing on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) immediately following any such Termination of Employment; provided, that the timing


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     and number of actual distributions shall be subject to the specific terms detailed in the materials describing each notional investment option or Plan Communication.

vi. Some notional investment options attribute dividends after the distribution and reallocation process is completed (as detailed above). If this occurs, the dividend will be posted to Participants Deferral Account as soon as administratively feasible. The dividends will be notionally reinvested into the notional investment option that generated the dividend and will become available for reallocation in a subsequent monthly notional reallocation period. If a participant is receiving a final distribution of the entire balance of the Participant's Deferral Account, any subsequent dividends posted to the Participant's account will be distributed to the Participant through the Company's normal payroll procedures in the month immediately following any such notional dividend issue.

The distribution preferences specified on an Election Form shall apply only to compensation deferred pursuant to such form (and any notional returns thereon), and shall not apply to compensation deferred in other calendar years. Upon deferral, Deferred Amounts will be notionally allocated to a default money market fund and will remain so allocated until Participants notionally reallocate Deferred Amounts in accordance with Section 6(c) below. Upon receipt by the Governance Committee of an employee's valid Election Form, that employee shall become a Participant, and the Deferral Elections of that Participant shall be irrevocable; provided, that the Participant's notional investment elections may be notionally reallocated pursuant to Section 6(c) below, and provided further, that the Deferral Election may be unilaterally revoked by the Company as the result of changes in law or regulations that would adversely affect the Plan, including the intended deferred tax treatment of the Deferred Amounts.

c. Date of Election Except as provided below, a Deferral Election with respect to Actual Cash Bonuses is only valid if it is received by the Governance Committee on or prior to July 15th of the Election Year to which such Deferral Election pertains and, with respect to Commissions, is only valid if it is received by the Governance Committee prior to the Election Year in which such Commissions are earned (the "Deferral Election Date").

i. The Governance Committee may specify a different Deferral Election Date as it deems, in its sole discretion, necessary or desirable for any reason.

ii. An employee who commences employment with the Company during an Election Year and meets the eligibility requirements of Section 4 above may file a valid Election Form with respect to the Actual Cash Bonus and, if applicable, Commissions, to be earned by such employee after the Deferral Election Date; provided, that such Election Form is received by the Governance Committee within 30 days after such Participant's first date of employment with the Company (or such other period as the Governance Committee deems, in its sole discretion, reasonably appropriate);

iii. The Governance Committee may specify a different Deferral Election Date with respect to any Actual Cash Bonus or Commissions payable during or relating to the year in which the Plan becomes effective; and

iv. Under no circumstances may a Participant make a Deferral Election with respect to any portion of an Actual Cash Bonus or Commissions to which the Participant has attained, at


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     the time of such Deferral Election, a legally enforceable right to receipt
     (either currently or upon the passage of time).

d. Effectiveness of Election Upon Certain Terminations of Employment If an employee files an Election Form and then incurs a Termination of Employment for any reason prior to the applicable Bonus Payment Date or Commission Payment Date, such Election Form shall be deemed null and void, and, with respect to such Election Year, such employee shall not become a Participant and no deferral of such employee's Actual Cash Bonus or Commissions shall be made.

6. Deferral Accounts The following provisions shall apply to Deferral Accounts:

a. Establishment and Crediting of Deferral Accounts The Governance Committee shall establish a separate Deferral Account for each Participant. The Governance Committee may separate Deferral Accounts into sub-accounts as it deems appropriate. On the Participant's initial Bonus Payment Date or Commission Payment Date, as applicable, with respect to which the Participant has made a Deferral Election (and each subsequent Bonus Payment Date or Commission Payment Date, as applicable, with respect to which such Participant makes a Deferral Election), the appropriate Deferred Amount shall be credited to such Deferral Account (or a sub-account thereof). Deferral Accounts shall also be credited and/or debited to reflect notional returns on the notional investment options designated in the Election Form corresponding to each Deferral Account (taking into consideration any notional reallocations pursuant to Section 6(c) below).

b. Initial Notional Allocation of Deferral Accounts Deferred Amounts credited to a Deferral Account will initially be notionally allocated in the default money market fund until Participants make valid notional reallocations request pursuant to Section 6(c). Participants will not make any notional allocation requests in their Election Forms.

c. Notional Reallocation of Notional Investments

i. Notional reallocations must be made in increments of one percent of the value of a Deferral Account.

ii. Prior to October 1, 2003, Participants may notionally reallocate amounts credited to their Deferral Accounts up to twice per calendar month. Notional reallocation orders received by the record keeper on a Business Day prior to 4:00p.m. EST will take effect on the following Business Day.

iii. Effective October 1, 2003, Participants may notionally reallocate amounts credited to their Deferral Accounts no more than once per calendar month. Notional reallocation requests must be made on or before the sixth to the last Business Day of the month and will be processed in accordance with the valuation and processing procedures described in the applicable investment option materials or Plan Communications. Requests received after the sixth to the last Business Day of the month shall be deemed to have been received in the next succeeding calendar month.


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iv.  Notwithstanding the foregoing, the Governance Committee, in its sole discretion, may modify the procedures that Participants must follow regarding notional reallocations, including without limitation, the timing and frequency of notional reallocations and shall communicate any changes to Participants.

d. Elimination or Substitution of Notional Investment Options The Investment Committee may add notional investment options to the Plan and discontinue any of the notional investment options available under the Plan at any time for any reason, subject to the consent of the Executive Committee. If the Investment Committee eliminates a notional investment option, it may, in its discretion subject to the approval of the Executive Committee, replace such discontinued option with a notional investment option comparable in risks and objectives to the discontinued notional option. Any Participant affected by the elimination of a notional investment option shall be given a reasonable opportunity, to the extent reasonably practicable and as deemed appropriate in the sole discretion of the Governance Committee, to redirect the allocation of the portion of his or her Deferral Account notionally invested in the discontinued notional investment option among the other notional investment options, including any replacement option. In the event the Governance Committee does not receive instructions from an affected Participant or does not provide Participants with the opportunity to redirect the allocation of their Deferral Account, the affected Participants' Deferral Accounts shall be notionally invested in a money market investment option.

The value of Deferral Accounts is subject to risk at all times based upon the performance of the notional investment options to which it is notionally allocated. If the value of the notional investment options to which a Deferral Account is notionally allocated decreases in the future, the value of such Deferral Account may be lower than the value of the initial Deferred Amounts. Although Deferred Amounts will not actually be invested in the funds underlying the notional investments options, such amounts will be subject to gains and losses attributable to such funds. The Governance Committee may provide Participants with a description of the underlying funds and their historical returns, however, neither the Company nor the Committee is responsible for actions, statements or performance of such funds. The performance of the notional indexes will reflect all of the fees and costs of the referenced fund, including among other things, fund administration fees. Although you will not actually be investing in the underlying funds, the fund administration fees that are reflected in the performance of the referenced fund will reduce the amount of the company's deferred obligation to you and will be reflected in your Deferral Account.

7. Distribution of Deferral Accounts

a. Cash Distribution All Deferral Accounts shall be distributed in cash only.

b. Timing of Distributions Except as otherwise provided herein, the balance of each Deferral Account shall be distributed to the appropriate Participant in accordance with the Participant's preference indicated pursuant to Section 5(b)(iii) above in the Election Form(s) corresponding to such Participant's Deferral Account, assuming the Participant remains employed through, or has a Termination of Employment due to Retirement prior to, the first scheduled distribution date, provided, that all such distributions shall be made either
(i) in a single lump-sum payment, or (ii) in a number of Annual Installments not to exceed twenty, in each case on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) on or immediately following

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such distribution date(s), provided, further, that the timing of actual distributions shall be subject to the specific terms and conditions regarding valuation and distribution procedures described in the applicable notional investment option materials or Plan Communications. Earlier distributions of Deferral Accounts may occur as follows:

i. Participant's Termination of Employment by the Company Without Cause Except as otherwise provided herein, in the event of a Participant's Termination of Employment by the Company without Cause (other than a Termination of Employment by the Company without Cause under circumstances that meet the definition of Retirement in the Plan), the Participant's Deferral Account shall be distributed in accordance with the Participant's preference indicated in the Election Form corresponding to such Participant's Deferral Account pursuant to Section 5(b)(iv) above, subject to the specific terms and conditions regarding valuation and distribution procedures described in the applicable Plan Communications or notional investment option materials. The preferred Termination of Employment without Cause distribution schedule shall govern distributions from such Deferral Account without regard to whether the Participant had begun receiving installment payments prior to his or her Termination of Employment without Cause. If a Participant does not express a preferred Termination of Employment without Cause distribution schedule on the applicable Election Form, distributions from such Deferral Accounts shall be distributed in accordance with the Participant's election under Section 5(b)(iii) above.

ii. Participant's Termination of Employment Due to Disability Except as otherwise provided herein, in the event of a Participant's Disability, the Participant's Deferral Account shall be distributed in accordance with the Participant's preference indicated in the Election Form(s) corresponding to such Participant's Deferral Account pursuant to Section 5(b)(v) above, subject to the specific terms and conditions regarding valuation and distribution procedures described in the applicable Plan Communications or notional investment option materials. The preferred Disability distribution schedule(s) shall govern distributions from such Deferral Account without regard to whether the Participant had begun receiving installment payments prior to his or her Disability. If a Participant does not express a preferred Termination of Employment due to Disability distribution schedule on the applicable Election Form, distributions from such Deferral Accounts shall be distributed in accordance with the Participant's election under
     Section 5(b)(iii) above.

iii. Participant's Death Except as otherwise provided herein, in the event of the Participant's death, the Participant's Deferral Account balance shall be distributed in a lump-sum payment to the Participant's Beneficiary(ies), subject to the specific terms and conditions regarding valuation and distribution procedures described in the applicable Plan Communications or notional investment option materials in which the Participant's Deferral Account was notionally invested, on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) immediately following the date on which the Governance Committee is notified of the Participant's death. Such lump-sum distribution shall be made without regard to whether the Participant had begun receiving installment payments prior to his or her death.

iv. Termination for Cause Except as otherwise provided herein, in the event of a Participant's Termination of Employment for Cause, such Participant's Deferral Account shall be distributed, subject to the specific terms and conditions regarding valuation and distribution procedures described in the applicable Plan Communications or notional investment option materials in which the Participant's Deferral Account was notionally invested, on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) immediately following such Termination of Employment.

v. All Other Terminations of Employment Except as otherwise provided herein, in the event of a Participant's Termination of Employment for any reason not enumerated above, including a voluntary resignation, the Participant's Deferral Account shall be distributed, subject to the specific terms and conditions regarding valuation and distribution procedures described in the applicable Plan Communications or notional investment option materials in which the Participant's Deferral Account was notionally invested, on a Payroll Date within a reasonable time (not to exceed 45 days) after the Valuation Date(s) determined in accordance with the Participant's preference indicated in the Election Form corresponding to such Participant's Deferral Account pursuant to Section 5(b)(iii) above.

Notwithstanding the foregoing, in the event the Company experiences a Change in Control, business restructuring, wind down or corporate reorganization, the Governance Committee may accelerate the distribution of Deferral Accounts as it deems appropriate in its absolute discretion, provided that all similarly situated Participants are treated alike.

c. Unforeseen Hardship If a Participant suffers an Unforeseen Hardship (as defined below), the Governance Committee, in its sole discretion, may distribute to the Participant that portion of his or her Deferral Account which the Governance Committee determines, in its sole discretion, to be necessary to alleviate the Unforeseen Hardship, including any amounts necessary to pay any federal, state or local income taxes reasonably anticipated to result from the distribution. A Participant requesting an emergency distribution to alleviate an Unforeseen Hardship shall apply for the distribution in writing on a form approved by the Governance Committee and shall provide such additional information as the Governance Committee may deem necessary. "Unforeseen Hardship" means an immediate and heavy financial need resulting from any of the following and that the Participant cannot satisfy by any means other than a distribution from his or her Deferral Account:

i. Expenses which are not covered by insurance and which the Participant or his or her spouse or dependent has incurred as a result of, or is required to incur in order to receive, medical care;

ii. A threatened eviction of the Participant from his or her principal residence or foreclosure on the mortgage of the Participant's principal residence; or

iii. Any other circumstance that is determined by the Governance Committee, in its sole discretion, to constitute an Unforeseen Hardship which is not covered by insurance and which cannot reasonably be relieved absent a distribution from his or her Deferral Account.

If a Participant receives an Unforeseen Hardship distribution of all or part of his or her Deferral Account, that Participant will not be permitted to make any additional Deferral Elections pursuant to this Plan for a period of 1 year after such distribution is made.

8. Statements The Governance Committee shall furnish (or otherwise make available) statements to each Participant reflecting the balance of his or her Deferral Account, including any notional gains or losses resulting from the notional investment of such Deferral Account balance, not less frequently than once each calendar quarter.

9. Amendment, Suspension or Termination of the Plan The Executive Committee, in its sole discretion, may amend, suspend or terminate the Plan without the consent of the Participants, stockholders or any other person and may, in its sole discretion, distribute the Deferral Account balance of any Participant at any time, including without limitation, upon a Termination of Employment; provided, however, that no such amendment, suspension or termination of the Plan shall materially and adversely affect the amount credited to the Deferral Account of any Participant as of the date of any such action (other than a reduction in connection with a distribution).

10. General Provisions

a. Limits on Transfer of Awards; Beneficiaries No right or interest of a Participant under the Plan shall be (i) pledged, encumbered, or hypothecated in any way, (ii) liable for or subject to any lien, obligation, or liability other than any lien, obligation or liability that such Participant may have with respect to the Company, or (iii) assignable or transferable by a Participant otherwise than by the laws of descent and distribution; provided, however, that a Participant may designate a Beneficiary (or Beneficiaries) to receive any distribution under the Plan in the event of the death of the Participant by utilizing the form provided by the Governance Committee for this purpose. A Beneficiary, guardian, legal representative or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan as well as the Election Form or other forms used under the Plan that would be applicable to such Participant unless the Plan, the Governance Committee's rules or their instructions provide otherwise with respect to such persons.

b. Receipt and Release Each Participant, upon making a valid Deferral Election with respect to a portion of any Actual Cash Bonus or Commission, shall cease to have any enforceable interest in or claim to the deferred portion of such Actual Cash Bonus and Commission, if applicable, except as provided under this Plan with respect to Deferral Account balances. Distributions of Deferral Account balances, to the extent of such distributions, shall be in full satisfaction of all claims against the Company and/or the Committee for the Deferral Account balances to which such distributions relate. The Governance Committee may require Participants or Beneficiaries, as a condition to such distributions, to execute a receipt and release to this effect.

c. Unfunded Status of Awards; Creation of Trusts The Plan is a non-qualified deferred compensation program, and as such is unfunded and unsecured. This means that all deferred amounts shall remain subject to the claims of the Company's general creditors. It is the express intent of the Company that the Plan constitute "a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees," within the meaning of Sections 201(2), 301(a)(3), 401(a)(1) and 4021(b)(6) of the
     Employee Retirement Income Security Act of 1974, as amended. With respect to any Deferral Account balance, nothing shall confer upon any Participant or Beneficiary any rights that are greater than those of a general creditor of the Company; provided, that the Governance Committee may authorize the creation of trusts or make other arrangements which could be used by the Company to assist it in meeting its obligations under the Plan, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Governance Committee otherwise determines. The Company cannot guarantee that changes in the law or regulations will not result in adverse tax consequences, including as a result of the use of a grantor trust.

d. Plan Structure and Account Status Deferred Amounts and amounts credited to a Participant's Deferral Account are not actually invested in the notional investment options and neither the Company nor any third party is under any obligation to make any investments in connection with Participants' notional investment allocations. Participants will have no ownership or other interest in any financial or other instrument or arrangement that the Company may acquire or enter into to hedge its obligations under this Plan.

e. Compliance With Other Company Obligations Participants shall have no right to receive distributions with respect to any Deferral Accounts until all of the Participant's legal and contractual obligations to the Company existing prior to the time such right arose shall have been complied with in full.

f. No Right to Continued Employment Except as may otherwise be provided in separate agreements, all employees of the Company are "at-will" employees. Accordingly, nothing contained in this Plan shall confer, and neither the establishment of a Deferral Account nor the crediting of any amounts thereto shall be construed as conferring upon any Participant any right to
     (i) continue in employment with the Company, (ii) interfere in any way with the Company's right to terminate the employment of the Participant with the Company, or (iii) increase or decrease the level of compensation or responsibilities of such Participant.

g. No Rights in Notional Investment Options Nothing contained in this Plan shall confer, and neither (i) the establishment, (ii) the crediting of any amounts to, (iii) the notional allocation of, nor (iv) any notional reallocation of a Deferral Account shall be construed as conferring upon any Participant any right or interest in any of the notional investment options available for the notional investment of Deferral Account balances.

h. Applicable Withholdings and Reporting All distributions to be made pursuant to the Plan shall be subject to any required federal, state, local and other applicable withholdings or deductions as determined by the Company and all amounts paid under the Plan shall be reported as ordinary income to the relevant taxing authority.

i. No Right to Participate No employee of the Company shall have any claim or right to participate in the Plan. The invitation of an employee to participate in the Plan with respect to any Election Year shall not confer upon such employee any right to participate in the Plan in any subsequent Election Year.

j. Plan Expenses Other than any administrative expenses and fees (including 12b-1 fees) that may be incurred with respect to Participants' Deferral Accounts (which fees shall be deducted from Participants' Deferral Accounts as deemed appropriate in the sole discretion of the Governance Committee), all expenses and costs incurred in connection with the operation of the Plan shall be borne by the Company; provided that the Company may determine at any time in its sole discretion to pass the costs of the Plan on to the Participants.

k. Governing Law The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be governed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws thereof.

l. Interpretation Whenever necessary or appropriate in the Plan, where the context requires, the singular term and the related pronouns shall include the plural and the masculine gender shall include the feminine gender.

m. Successors and Assigns Subject to the limitations set forth in Section 10(a) above, the Plan shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns.

n. Headings The headings contained in this Plan document are for convenience only and shall have no bearing upon the interpretation or construction of this Plan document.

11. Effective Date This Plan is adopted effective as of December 15, 1993, as amended through June 1, 2004. As of this date, this Plan applies to all awards granted under this Plan, and supersedes and replaces all prior plan documents previously provided until a plan issued with a later effective date supersedes and replaces this Plan.

Addendum: Share Deferral Program Under the Deutsche Bank Executive Fund Tracker
(EFT) for U.S. Residents (Cash Bonus Deferral Plan) As Amended Through June 1, 2004 Dated June 1, 2004

     This addendum ("Addendum") supplements the Deutsche Bank Executive Fund Tracker (EFT) Plan for U.S. Residents (Cash Bonus Deferral Plan), as amended through June 1, 2004 (the "Plan"), by providing a separate share deferral program pursuant to which individuals eligible to participate in the Plan may defer certain Deutsche Bank equity awards. Except as expressly modified herein, all terms and conditions of the Plan are incorporated into this Addendum as if first set forth herein. The provisions of this Addendum shall in no way affect cash deferrals made in accordance with the Plan. Any capitalized terms contained but not defined in this Addendum will have the meanings provided in the Plan.

1. Definitions

a. "DB Share Scheme Award" means an award to a Participant of notional Deutsche Bank shares pursuant to the DB Share Scheme applicable to such Participant, as amended from time to time, or such other equity compensation plan as the Committee, in its sole discretion, determines.

b. "DB Share Scheme Award Vesting Date" means the date on which the notional Deutsche Bank shares awarded to a Participant pursuant to a DB Share Scheme Award vest and would otherwise be distributed to the Participant absent his or her deferral pursuant to this Plan.

c. "Deferral Election" means, with respect to DB Share Scheme Awards, a Participant's election to defer a portion of his or her DB Share Scheme Award(s) under the terms of the Plan, provided, that any such election shall be irrevocable once accepted by the Committee and no modifications to the distribution schedule of any such deferral shall be permitted, except as may otherwise be provided by the terms of the Plan.

n. "Deferred Amount" means, with respect to DB Share Scheme Award(s), any portion of such DB Share Scheme Award(s) deferred pursuant to the Plan.

o. "Election Year" means, with respect to DB Share Scheme Award(s), the calendar year preceding the DB Share Scheme Award Vesting Date(s) applicable to such DB Share Scheme Award(s).

2. Deferral of DB Share Scheme Awards Employees who meet the eligibility requirements contained in Section 4 of the Plan shall be permitted to defer, in addition to any other Deferred Amounts under the Plan, up to 90% of DB Share Scheme Award(s) due to vest in the calendar year following an Election Year, provided that deferrals of DB Share Scheme Awards must have a minimum value of $15,000 at the time of the applicable Deferral Election. Elections to defer DB Share Scheme Awards shall be made by July 15th of the applicable Election Year, or such other date as the Committee, in its sole discretion, determines. If a Deferral Election requests deferral of an amount in excess of 90% of any DB Share Scheme Award(s), such request shall be adjusted by the Committee so that it complies with the 90% limit.

3. Election Form Each Participant who wishes to defer a portion of any DB Share Scheme Award(s) shall complete a separate Election Form for such award(s) containing the following information, as well as any additional information reasonably required by the Committee:

a. Confirmation of the DB Share Scheme Award Vesting Date(s) applicable to the deferred portion of the DB Share Scheme Award(s);

b. The percentage, not to exceed 90%, of the DB Share Scheme Award(s) to be deferred under the Plan;

c. The distribution schedules applicable to the deferred DB Share Scheme Award(s), as provided in Sections 5(b)(iii), 5(b)(iv) and 5(b)(v) of the Plan.

4. Crediting of Notional Deutsche Bank Shares to Deferral Account If a Participant makes a valid deferral of any portion of any DB Share Scheme Award(s), a number of notional Deutsche Bank Shares equal to the amount so deferred shall be credited to such Participant's Deferral Account on the DB Share Scheme Award Vesting Date(s) applicable to the deferred portion of such DB Share Scheme Award(s). Notional Deutsche Bank shares credited to a Deferral Account under the Plan shall be held as notional Deutsche Bank shares at all times prior to their distribution, and, notwithstanding any provision of the Plan to the contrary, shall not be subject to reallocation as provided in
Section 6(c) of the Plan. Any notional dividends paid on notional Deutsche Bank shares held in Deferral Accounts shall be notionally allocated to the default money market fund and may be notionally reallocated by Participants as provided in Section 6(c) of the Plan.

5. Distribution of Deferred Amounts Any portion of a Participant's Deferred Amount that is comprised of notional Deutsche Bank Shares shall be distributed, without exception, in Deutsche Bank shares, and shall otherwise be distributed in accordance with the provisions of Section 7 of the Plan, including without limitation, the termination of employment provisions contained therein. Notional dividends (and any gains or losses on the notional investment thereof) shall be distributed in cash.

6. No Rights In Notional Shares Participants shall have no rights in any Deutsche Bank shares as a result of the crediting of notional Deutsche Bank shares to their Deferral Accounts.

7. Participation Fees If a Participant's employment with the Company is terminated, a quarterly administration fee of 15 basis points will be assessed on the balance of notional Deutsche Bank shares held in the Plan for such Participant. No participation fees will be charged to Participants who are active employees of the Company with respect to notional Deutsche Bank shares held in the Plan.

In addition to those risks noted in the Plan, the value of any Deferral Account holding notional Deutsche Bank Shares is subject to risk at all times based upon the performance of the notional Deutsche Bank shares held in such Deferral Accounts. If the value of notional Deutsche Bank shares decreases in the future, the value of a Deferral Account holding such shares may be lower than the value of the initial Deferred Amounts. Although Deferred Amounts will not actually be invested in Deutsche Bank shares, such amounts will be subject to gains and losses attributable to such shares.